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November 17, 2011

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-3010
Attn: Ms. Sonia Barros

Re:	Rouse Properties, Inc.
Amendment No. 2 to Registration Statement on Form 10
Filed November 17, 2011
File No. 001-35287

Dear Ms. Barros:

On behalf of our client, Rouse Properties, Inc. (the “Company”), we are transmitting herewith via the EDGAR system for filing with the Securities and Exchange Commission Amendment No. 2 (the “Amendment”) to the Registration Statement on Form 10 (the “Registration Statement”) of the Company (File No. 001-35287), together with certain exhibits thereto, including the Preliminary Information Statement filed as Exhibit 99.1 thereto (the “Information Statement”).

Set forth below in bold are each of the comments in the Staff’s letter of October 31, 2011.  Immediately following each of the Staff’s comments is the Company’s response to that comment, including where applicable, a cross-reference to the location in the Registration Statement of changes made in response to the Staff’s comment.  For your convenience, each of the numbered paragraphs below corresponds to the numbered comment in the Staff’s comment letter and includes the caption used in the comment letter.  Capitalized terms used herein and otherwise not defined have such meanings as set forth in the Registration Statement.

Item 15.  Financial Statement and Exhibits

1.              We note your response to comment 2 of our letter dated September 26, 2011 in which you indicate that you have supplementally provided a copy of the draft tax opinion for the Staff to review. Please note that we did not receive a copy of the draft tax opinion. Please file all required exhibits as promptly as possible. If you are not in a position to file your tax opinion with the next amendment, please file a draft copy on EDGAR as correspondence.

The Company respectfully advises the Staff that it has filed the draft tax opinion as correspondence with Amendment No. 2 to the Registration Statement and that it will file all remaining exhibits as promptly as possible.

Exhibit 99.1

Information Statement Summary

Our Relationship with GGP following the Distribution, page 4

2.              Please note your response to comment 4 of our letter dated September 26, 2011 in which you have revised your disclosure to indicate that you will assume all of the liabilities related to the Rouse Portfolio except for certain liabilities identified as excluded in the separation agreement. Please expand your disclosure to provide greater details as to the liabilities that are being assumed by you and the liabilities identified as excluded in the separation agreement.

The Company has expanded its disclosure on page 5 to provide greater detail as to the liabilities that are being assumed by it and the liabilities identified as excluded in the separation agreement.

Questions and Answers About the Distribution, page 6

3.              We note your response to comment 3 of our letter dated September 26, 2011. Please revise your disclosure to indicate the percentage of GGP’s Class B malls that it is contributing to Rouse. Please also revise to provide greater details as to the characteristics of the malls that GGP did not contribute to Rouse in terms of capital structure, capital needs, sales productivity, tenant mix and growth potential.

The Company has revised the disclosure on page 6 to indicate the number of GGP’s Class B malls that GGP is contributing to the Company and to provide greater details as to the characteristics of the malls that GGP will not contribute to the Company.

Unaudited Pro Forma Combined Financial Data, page 28

Notes to Unaudited Pro Forma Combined Financial Data, page 34

B. Interest expense, page 34

4.              Please revise your filing to disclose how these amounts are calculated. For any new debt, please specifically disclose the interest rate assumed and the effects of a 1/8% change in that assumed interest rate.

The Company has revised the disclosure on page 35 to disclose how pro forma interest expense is calculated, the rate assumed and the impact of a 1/8% change in the assumed rate.

D. Reorganization items, page 34

5.              Please tell us how you complied with Article 11 of Regulation S-K, or tell us how you determined it was appropriate to record an adjustment for this item. Within your response, please ensure that you address how this adjustment is directly attributable to the transaction, factually supportable and has a continuing effect.

The Company has removed the adjustment for Reorganization Items from the pro forma financial statements in response to the Staff’s comment.

E. Capital Structure, page 34

6.              You state “Due to the fixed nature of the pro forma debt, we do not estimate significant variability in interest rate expense.” Per page 81, it appears that the Facilities will be based on LIBOR plus 4%. Please tell us how you determined that the pro forma debt is of a fixed nature.

The Company has revised its disclosure on page 35 to remove the sentence cited above and on pages 54 and 84 to provide that the Company intends to enter into an interest rate hedge agreement with respect to borrowings under the term loan that will effectively convert the term loan borrowings into fixed rate debt.

Business, page 52

Operating Metrics, page 59

7.              We note your response to comment 16 of our letter dated September 26, 2011. Please revise your disclosure to provide the average effective annual gross rent for tenants with spaces in excess of 10,000 square feet separately.

The Company has revised the disclosure on page 62 to separately provide the average effective annual gross rent for permanent tenants, excluding anchors, with spaces in excess of 10,000 square feet. The Company respectfully advises the Staff that it believes that including anchor tenants would further distort the average rent in a manner that would not be meaningful to investors because anchors typically pay a materially lower rent than in-line tenants.

8.              We note your response to comment 17 of our letter dated September 26, 2011 and reissue that comment in part. Please include a discussion of your leasing results for the prior fiscal year. For example, please discuss the number of new leases, renewals and expirations.

The Company has revised the disclosure on page 62 to provide a table that indicates the number of new leases, renewals and expirations for 2011.  The Company respectfully advises the Staff that this information is not available for the Company for 2010 because in 2011, the Company changed the manner in which it compiles this information and it does not have the ability to extract comparable data for 2010 that would be meaningful for investors without significant effort and expense.

Management, page 65

9.              We note your response to comment 20 of our letter dated September 26, 2011. In describing each person’s principal occupations and employment during the past five years, please revise to provide the dates of employment. Please refer to Item 401(e) of Regulation S-K.

The Company has revised the disclosure on pages 68 through 70 and on page 73 to provide the dates of employment for the past five years of each person who currently serves on the Company’s board of directors, intends to serve as a member of the Company’s board of directors or will be an executive officer at the time of the distribution.

Description of Indebtedness, page 81

Senior Secured Credit Facility, page 81

10.       We note your response to comment 11 of our letter dated September 26, 2011. Please confirm that in future Exchange Act periodic reports you will disclose your actual financial covenant ratios to the extent that compliance with the ratio is having a material impact on your financial flexibility, such as by precluding new indebtedness.

The Company confirms that in future Exchange Act periodic reports it will disclose its actual financial covenant ratios to the extent that compliance with the ratio is having a material impact on its financial flexibility, such as precluding new indebtedness.

In response to the Staff’s request, the Company has authorized the undersigned to acknowledge the following on the Company’s behalf:

•                                          the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•                                          staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                                          the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would very much appreciate receiving the Staff’s comments, if any, with respect to the Amendment as promptly as practicable.  If it would expedite the review of the information provided herein, please do not hesitate to call the undersigned at (212) 310-8165 or Heather Emmel at (212) 310-8849.

Sincerely,

/s/ Matthew D. Bloch

Matthew D. Bloch